Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

September 28, 2020

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that Banco de Galicia y Buenos Aires S.A.U. (the “Bank”), a subsidiary of Grupo Financiero Galicia S.A., received a notification regarding the filing of a class action lawsuit challenging certain monthly charges imposed by the Bank in relation to “ATM theft insurance.” The class action lawsuit (file number 30,614) was filed by PROCONSUMER, a local Argentine association focused on general consumer defense matters, and was filed before the Argentine Civil and Commercial Court No. 5 of the town of Paraná.

The relief requested by the class action lawsuit is the cessation of the monthly charges imposed by the Bank in relation to “ATM theft insurance,” as indicated above, and the return of such amounts already collected by the Bank in respect thereof.

The Bank is currently analyzing the content and implications of the class action lawsuit. In the event of an unfavorable resolution of the dispute described herein, the Bank does not believe that such unfavorable resolution will have a significant impact on the Bank´s shareholders´ equity.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.